Mercedes-Benz Auto Lease Trust 2019-A
Investor Report

Amounts in USD

Dates

Collection Period No.	26			
Collection Period (from... to)	1-Feb-2021	28-Feb-2021		
Determination Date	11-Mar-2021			
Record Date	12-Mar-2021			
Payment Date	15-Mar-2021			
Interest Period of the Class A-1 Notes (from... to)	16-Feb-2021	15-Mar-2021	Actual/360 Days	27
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 3/15/2021	15-Feb-2021	15-Mar-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	265,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	479,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	479,000,000.00	111,973,852.07	67,420,635.48	44,553,216.59	93.012978	0.140753
Class A-4 Notes	94,110,000.00	94,110,000.00	94,110,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,317,110,000.00**	**206,083,852.07**	**161,530,635.48**	**44,553,216.59**		
Overcollateralization	227,885,985.84	247,199,357.73	247,199,357.73			
Total Securitization Value	**1,544,995,985.84**	**453,283,209.80**	**408,729,993.21**			
present value of lease payments	611,860,521.38	62,374,102.33	53,193,252.20			
present value of Base Residual Value	933,135,464.46	390,909,107.47	355,536,741.01			

	Amount	Percentage
Initial Overcollateralization Amount	227,885,985.84	14.75%
Target Overcollateralization Amount	247,199,357.73	16.00%
Current Overcollateralization Amount	247,199,357.73	16.00%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.743390%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	3.010000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	3.100000%	289,265.78	0.603895	44,842,482.37	93.616873
Class A-4 Notes	3.250000%	254,881.25	2.708333	254,881.25	2.708333
Total		**544,147.03**		**$45,097,363.62**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,467,746,186.55**	**376,033,410.51**	**331,480,193.92**

Available 2019-A Collections		Distribution on the Exchange Note	
Lease Payments Received	8,661,675.72	(1) Total Servicing Fee	377,736.01
Net Sales Proceeds-early terminations (incl Defaulted Leases)	17,023,664.10	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	28,475,100.39	(2) Exchange Note Interest Distributable Amount (3.26%)	1,021,557.43
Excess wear and tear included in Net Sales Proceeds	113,102.54	(3) Exchange Note Principal Distributable Amount	44,553,216.59
Excess mileage included in Net Sales Proceeds	206,010.84	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	**54,160,440.21**		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	564.45	(5) Remaining Funds Payable	8,208,494.63
Total Available Collections	**54,161,004.66**	**Total Distribution**	**54,161,004.66**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	45,574,774.02	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00	(2) Interest Distributable Amount Class A Notes	544,147.03
Total Available Funds	**45,574,774.02**	(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	44,553,216.59
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	477,410.40
		Total Distribution	**45,574,774.02**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	377,736.01	377,736.01	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	544,147.03	544,147.03	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	289,265.78	289,265.78	0.00
thereof on Class A-4 Notes	254,881.25	254,881.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	544,147.03	544,147.03	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	44,553,216.59	44,553,216.59	0.00
Principal Distribution Amount	44,553,216.59	44,553,216.59	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,862,489.96
Reserve Fund Amount - Beginning Balance	3,862,489.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	37.57
minus Net Investment Earnings	37.57
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,862,489.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	37.57
Net Investment Earnings on the Exchange Note	
Collection Account	526.88
Investment Earnings for the Collection Period	564.45

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,544,995,985.84	38,227
Securitization Value beginning of Collection Period	453,283,209.80	14,554
Principal portion of lease payments	6,204,759.92	
Terminations- Early	12,944,372.87	
Terminations- Scheduled	22,712,898.44	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,691,185.36	
Securitization Value end of Collection Period	408,729,993.21	13,182
Pool Factor	26.46%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.64	6.21
Weighted Average Seasoning (months)	14.32	33.51
Aggregate Base Residual Value	1,100,930,284.17	369,811,698.02
Cumulative Turn-in Ratio		86.86%
Proportion of base prepayment assumption realized life to date		22.63%
Actual lifetime prepayment speed		0.22%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	405,832,523.28	13,108	99.29%
31-60 Days Delinquent	1,936,657.67	49	0.47%
61-90 Days Delinquent	520,465.47	15	0.13%
91-120 Days Delinquent	440,346.79	10	0.11%
Total	408,729,993.21	13,182	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.235%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	458,333.78	17	23,655,022.79	665
Liquidation Proceeds	342,619.76		18,667,811.39	
Recoveries	170,933.74		4,870,040.52	
Principal Net Credit Loss / (Gain)	(55,219.72)		117,170.88	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.154)%
Prior Collection Period	0.005 %
Second Prior Collection Period	(0.169%)
Third Prior Collection Period	(0.150%)
Four Month Average	(0.117)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.008%

Average Net Credit Loss / (Gain)   176.20

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	37,890,122.89	1,355	732,884,774.14	24,377
Sales Proceeds and Other Payments Received	44,274,174.50		792,904,092.50	
Residual Loss / (Gain)	(6,384,051.61)		(60,019,318.36)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(17.774)%
Prior Collection Period	(13.217%)
Second Prior Collection Period	(17.362%)
Third Prior Collection Period	(17.534%)
Four Month Average	(16.472)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (3.885)%

Average Residual Loss / (Gain)   (2,462.13)